Exhibit 99.4

VOTING AGREEMENT

     This Voting Agreement is made as of the 20th day of January, 1998 by and between William D. Morton (“Morton”) and Fred W. Broling, Mark W. Mealy, Daryl R. Lindemann, Brian L. Geiger, Brian R. Doolittle, David M. Stratton, and Robert J. Janeczko (collectively referred to as “Other Shareholders”).

Recitals

     WHEREAS, each of Morton and the Other Shareholders own now, or have the right to acquire in the future, shares of Class A Common Stock or shares of Class B Common Stock of Morton Industrial Group, Inc., a Georgia corporation (“Corporation”).

     WHEREAS, the parties desire to enter into an agreement with respect to voting the shares of Common Stock of the Other Shareholders.

Agreements

     NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, the adequacy of which are hereby acknowledged, the parties agree as follows:

     1.     Definitions. As used in this Agreement, the following terms shall have the meaning set forth below:

     “Class A Common Stock” means the shares of Class A Common Stock, par value $0.01 per share, of the Corporation.

     “Class B Common Stock” means the shares of Class B Common Stock, par value $0.01 per share, of the Corporation.

     “Common Stock” means either the Class A Common Stock or the Class B Common Stock of the Corporation.

     “Common Stock Equivalents” means any security or obligation which is by its terms convertible into shares of Common Stock, including without limitation, any option, warrant, or other subscription or purchase right with respect to Class A Common Stock or Class B Common Stock.

     “Effective Time” means the effective date of this Agreement as noted above.

     “Person” means any individual, corporation, -partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental body or other entity.

     “Shares” mean, with respect to each party, all shares, whether now owned or hereafter acquired, of Class A Common Stock or Class B Common Stock owned by such party, including shares of Common Stock which are issued upon conversion, exercise or exchange of all Common Stock Equivalents.

     “Employment Agreement” means that certain Employment Agreement between Morton and the Corporation effective as of January 20, 1998.

     2.     Effective Dates; Term. This Agreement shall become effective at the Effective Time and shall remain in effect until the Proxy Termination Date.

     3.     Irrevocable Proxy.

          3.1 Grant of Proxy. The Other Shareholders and each of them hereby grant to and appoint Morton as their irrevocable proxy and attorney-in-fact (with full power of substitution) to vote and/or act by written consent with respect to all of the Shares owned by the Other Shareholders (whether now owned or hereafter acquired) with regard to all matters to be voted upon by stockholders of the Corporation (including the vote for directors of the Corporation). The proxy herein granted to Morton by each of the Other Shareholders is coupled with an interest and shall be irrevocable until the Proxy Termination Date.

          3.2 Termination of Proxy. The proxy granted to Morton pursuant to Section 3.1 shall terminate and be of no further force or effect upon the first to occur of (i) ten (10) years after the Effective Time; (ii) Morton’s death or Disability (as defined in the Employment. Agreement); (iii) in the event Morton terminates his employment with the corporation (other than a Constructive Termination as defined in the Employment Agreement) ; or (iv) in the event of Morton’s termination of employment by the Corporation for Cause (as defined in the Employment Agreement). The date of the occurrence of any such event described in clauses (i) through (iv) being referred to herein as the “Proxy Termination Date”.

     4.     Miscellaneous.

          4.1 Waiver of Compliance; Consents. Any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the other party only by written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for waiver of compliance as set forth in this section.

          4.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when given in person, by facsimile, or telegram, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested,) to the respective parties at their last known mailing address.

          4.3 Assignment. This Agreement and all provisions hereof shall be binding upon and inure to the benefit of the parties hereto and the respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior consent of the other parties. This Agreement is not intended to confer upon any other person except the parties hereto, any rights or remedies hereunder. This Agreement shall be binding upon the transferee of any Shares transferred in any manner by any of the Other Shareholders.

          4.4 Governing Laws. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof or of any other jurisdiction.

          4.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          4.6 Headings. The Article and Section headings contained in this Agreement are solely for the purpose of reference, and are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

          4.7 Entire Agreement. This Agreement and the documents or instruments referred to herein embodies the entire Agreement and understanding of the parties hereto in respect to the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or other undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the undertakings between the parties with respect to such subject matter hereof.

          4.8 Specific Performance. The parties hereto intend that each of the parties have the right to seek damages or specific performance in the event that any other party hereto fails to perform such party’s obligations hereunder. Therefore,, if any party shall institute any action or proceeding to enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the complaining party has an adequate remedy at law.

          4.9 Further Assurances. Each of the parties shall execute such instruments and take such action as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

Execution

     This Voting Agreement is executed as of the date noted above.

/s/ William D. Morton	/s/ Fred W. Broling

William D. Morton	Fred W. Broling

/s/ Brian R. Doolittle

Brian R. Doolittle

/s/ Brian L. Geiger

Brian L. Geiger

/s/ Robert J. Janeczko

Robert J. Janeczko

/s/ Daryl R. Lindemann

Daryl R. Lindemann

/s/ Mark W. Mealy

Mark W. Mealy

/s/ David M. Stratton

David M. Stratton

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